Exhibit (d)(7)(c)

THIRD AMENDMENT TO

SUB-ADVISORY AGREEMENT

This third amendment (the “Third Amendment”) to the Sub-Advisory Agreement (the “Agreement”) dated as of July 1, 2005, as amended as of January 2, 2009 and further amended as of August 1, 2009, between Pictet Asset Management LTD (the “Sub-Advisor”), Forward Funds (the “Trust”), on behalf of the Forward Emerging Markets Fund, a series of the Trust (the “Fund”), and Forward Management, LLC (the “Advisor”), is entered into as of November 1, 2009 with reference to the following facts:

WHEREAS, the Trust is a Delaware statutory trust of the series type organized under an Amended and Restated Declaration of Trust dated as of May 1, 2005, as amended, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end, diversified management investment company, and the Fund is a series of the Trust; and

WHEREAS, the Advisor has been retained by the Trust to provide investment advisory services to the Fund with regard to the Fund’s investments, as further described in the Trust’s registration statement on Form N-1A (the “Registration Statement”) and pursuant to an Investment Management Agreement dated July 1, 2005; and

WHEREAS, the Trust’s Board of Trustees (the “Trustees”), including a majority of the Trustees who are not “interested persons” as defined in the 1940 Act, and the Fund’s shareholders to the extent required under applicable law have approved the appointment of the Sub-Advisor to perform certain investment advisory services for the Trust, on behalf of the Fund, pursuant to the Agreement and as described in the Registration Statement, and the Sub-Advisor is willing to perform such services for the Fund; and

WHEREAS, pursuant to Section 15 of the Agreement, the Advisor, the Trust and the Sub-Advisor agree to further amend the Agreement as described herein.

NOW, THEREFORE, for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Section 7 – Compensation: The first paragraph of Section 7 of the Agreement is deleted in its entirety and replaced to read as follows:

7. Compensation. For services specified in this Agreement, the Advisor agrees to pay a fee to the Sub-Advisor for the Fund assets managed by the Sub-Advisor as may be identified by the Advisor from time to time, calculated as set forth below, subject to adjustment for the expense cap as set forth below (the “Fee”).

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Fees Payable on Assets	Average Daily Net Assets
0.80%	Up to $250 million
0.75%	Over $250 million

2. This Third Amendment shall be effective as of the date hereof, and shall continue until terminated in accordance with Section 14 of the Agreement.

3. All terms of the Agreement shall remain in force to the extent not inconsistent with the above.

4. This Third Amendment shall be construed and interpreted in accordance with the laws of the State of California, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, the Investment Advisers Act of 1940, as amended, or rules or orders of the Securities and Exchange Commission thereunder.

5. This Third Amendment may be executed in counterparts and may be accepted in an electronically transmitted format. Any executed counterpart, including in an electronically transmitted format, shall be considered to be an original.

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SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the effective date above written.

FORWARD FUNDS

By:	/s/ J. Alan Reid, Jr.
Name:	J. Alan Reid, Jr.
Title:	President

PICTET ASSET MANAGEMENT LTD

By:	/s/ David Cawthrow	By:	/s/ Anne Black
Name:	David Cawthrow	Name:	Anne Black
Title:	Head of Compliance	Title:	Head of CRM International

FORWARD MANAGEMENT, LLC

By:	/s/ Mary Curran
Name:	Mary Curran
Title:	Secretary

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